UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. hereby informs its shareholders and the market in general that it has entered into a non-binding Memorandum of Understanding with Banco Bradesco S.A., Banco do Brasil S.A., Caixa Econômica Federal and Itaú Unibanco S.A., collectively, the “Parties”, in order to create a credit intelligence bureau (“CIB”).

CIB will develop a data base aiming to aggregate, reconcile and treat registration data and credit information of individuals and legal entities that expressly authorize their inclusion in such data base as required by applicable law. This action will increase the exchange of information of such individuals and legal entities, enabling higher levels of efficiency and improvement on credit management activities. This initiative shall facilitate, for participants of the Brazilian Financial System and other companies on the credit market, the granting of credit lines at long and medium terms.

CIB will be structured as a corporation and the Parties, each of them holding a 20% equity ownership, will share its control. The board of directors of CIB shall be formed by members appointed by the Parties and its executives will be exclusively dedicated to the business, preserving the independent nature of CIB’s management.

The technical implementation of CIB shall be performed together with LexisNexis® Risk Solutions FL Inc., technical partner selected to develop and implement the technical and analytical platform of CIB, by means of a service rendering agreement.

CIB’s incorporation is subject to the execution of definitive documents among the Parties, as well as the satisfaction of certain conditions precedent, including the approval by applicable regulatory authorities.

The creation of CIB reaffirms the banks’ confidence in the future of Brazil and of the credit market, and allows a stronger and more sustainable market.

São Paulo, January 21st, 2016.

Angel Santodomingo Martell

Investor Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 21, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer